February 16, 2007	Mark C. Amorosi
D 202.778.9351
F 202.778.9100
mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

106 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Preliminary Information Statement on Schedule

14C of AXA Premier VIP Trust (File No. 811-10509)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone on February 6, 2007 concerning the Preliminary Information Statement on Schedule 14C (the “Information Statement”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2007, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the Definitive Information Statement as filed with the SEC today. Unless otherwise noted, defined terms have the same meaning as in the Information Statement.

Defined Terms

1. Define all defined terms used in the Information Statement and utilize them when appropriate. For example, the terms “Investment Advisory Agreement” in the first paragraph under “Information Regarding the Investment Advisory Agreements” and “Sub-advisers” in the first paragraph under “Information Regarding the New Advisers” have not been defined.

The Trust has made the requested changes.

Factors Considered by the Board

2. Confirm that conclusions as to each of the factors enumerated have been provided. See Instruction 1 to Item 22(c)(11).

The Trust has revised the disclosure to include each of the factors listed in Item 22(c)(11).

February 16, 2007

3. If applicable, disclose whether any of the factors enumerated under Item 22(c)(11)(i) were not relevant and disclose why they were not relevant. See Instruction 2 to Item 22(c)(11).

The Trust confirms that the disclosure addresses each of the factors identified in Item 22(c)(11)(i) under the caption “Factors Considered by the Board.”

Information Regarding the Investment Advisory Agreement

4. Specify the duration of the “initial term” of the Investment Advisory Agreement.

The Trust has made the requested change.

5. If applicable, disclose the date on which the old investment advisory agreement was last submitted to a vote of shareholders of the relevant Portfolio including the purpose. See Item 22(c)(1)(i).

This item is not applicable because the old investment advisory agreements were approved in reliance on an exemptive order issued by the SEC that generally permits the Investment Manager to enter into sub-advisory agreements without shareholder approval (“Multimanager Order”).

6. Confirm that all the information required by Item 22(c)(10) has been provided in Appendix A.

The Trust confirms that all of the information required by Item 22(c)(10) has been provided.

Information Regarding each New Adviser

7. Disclose whether the subadvisory fee for each New Adviser will be lower, higher or the same as the respective subadvisory fee rates for the old Advisers. If the new subadvisory fee rates are lower or higher, provide the information required by Item 22(c)(9) where appropriate.

The Trust has not made the requested change because it believes that Item 22(c)(9) is not applicable in the multimanager context. This item requires certain disclosure “[i]f a change in the investment advisory fee is sought.” The Trust is not seeking approval of a change in the investment advisory fees, but rather is providing information to shareholders regarding new investment sub-advisory agreements as required under the Multimanager Order. In addition, information regarding changes in the sub-advisory fees payable to the new Advisers is of limited use to shareholders. Such fees are payable by the Investment Manager (not by the Portfolios) and, thus, any changes in the sub-advisory fees will not result in any changes in the expenses paid by the Portfolios. In this connection, the Trust also notes that the fees

February 16, 2007

paid to the Investment Manager by the Portfolios will not change as a result of the appointment of the new Advisers. To the extent information about the investment sub-advisory fees is relevant to shareholders, the Trust also notes that the Information Statement currently includes a description of the contractual advisory fee rates payable under the old and new investment advisory agreements.

8. Disclose the information required by Item 22(c)(2) for the principal executive officer and each director of each new Adviser.

The Trust has made the requested changes.

9. Disclose the name and address of all parents of each new Adviser in accordance with Item 22(c)(3).

The Trust has made the requested changes.

Financial Data

10. Confirm that any financial and other dated information is as current as required by Schedule 14A.

The Trust confirms that the Definitive Information Statement includes financial and other information as current as required.

Miscellaneous

11. Provide “Tandy” representations in the form of an EDGAR correspondence in regard to the Information Statement.

The Trust has provided the requested representations in separate correspondence relating to the Definitive Information Statement.

*        *        *        *        *

February 16, 2007

Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Enclosure